NEWMARKET GOLD APPOINTS MARYSE BELANGER TO BOARD OF DIRECTORS AND
JOHN LANDMARK AS VICE PRESIDENT, EXPLORATION

Vancouver, B.C. – August 3, 2016 – Newmarket Gold Inc. (“Newmarket” or the “Company”) (TSX: NMI) (OTCQX: NMKTF) is pleased to announce the appointment of Maryse Belanger to the Board of Directors of the Company and John Landmark as Vice President, Exploration, effective immediately. In addition, Lukas Lundin, a Founder of Newmarket is retiring from the Board of Directors and will join the Newmarket Advisory Board, where he will continue to contribute to the strategic growth of the Company.

Ms. Belanger brings over 30 years of experience in the global mining sector, where she has proven strengths in operational excellence, technical services and efficiency. Currently, she is Chief Operating Officer of Atlantic Gold Corp., where she is responsible for the overall operational and technical management of the company. Previously Ms. Belanger served as the Chief Executive Officer and Managing Director of Mirabela Nickel Ltd., where she led the reestablishment of the Santa Rita open pit nickel mine in Brazil.

From 2012 to 2014, Ms. Belanger was Senior Vice President, Technical Services at Goldcorp, where she oversaw the global geology, mine planning and design, metallurgy and geotechnical engineering functions. Prior to joining Goldcorp, Ms. Belanger was Director, Technical Services for Kinross Gold Corporation for their Brazilian and Chilean assets. Previously, Ms. Belanger was a Director of True Gold Mining Corp. prior to its acquisition by Endeavour Mining Corporation. Currently, she is a board member of CEEC, the Coalition for Eco Efficient Comminution, and is an active member of Westcoast Women in Engineering, Science and Technology. Ms. Belanger holds a Bachelor of Science in Geology, a graduate certificate in Geostatistics and is fluent in English, French, Spanish and Portuguese.

Raymond Threlkeld, Chairman of Newmarket commented: “On behalf of the Board of Directors, I would like to welcome Ms. Belanger to the Board and I look forward to working with her as we continue to create value for our shareholders. Maryse’s extensive experience in operations and management will further strengthen the Newmarket team. I would also like to thank Lukas Lundin for his significant contribution to the success of Newmarket as a Founder of the Company. We look forward to his continued support as a member of the Newmarket Advisory Board and as a shareholder of the Company”.

Lukas Lundin commented: “I have enjoyed my three years on the Board of Directors of Newmarket and I look forward to continuing to assist the Company as a member of the Advisory Board and as a significant shareholder of the Company. Newmarket has created significant shareholder value by maintaining a solid foundation of quality gold production and generating strong operational cash flow. I look forward to the continued success of the Company”.

As Vice President, Exploration with Newmarket, John Landmark brings over 30 years of international exploration and minerals industry experience. Most recently, John was the Regional Head of Exploration for Anglo American Plc, where he managed exploration programs for copper-gold, iron ore and coal in Australia, Indonesia, Papua New Guinea and Mongolia. Prior to this role, John led Anglo American’s exploration activities and programs in Brazil, South Africa, Namibia and the United Kingdom.

John Landmark holds a Master of Science in Exploration and Mining Geology from James Cook University in Australia and a Bachelor of Science (Hons) in Geology from Wits University in South Africa. John’s international career spans a diverse range of executive leadership, technical and advisory roles in exploration, mining operations, human resources, and safety risk management.

Douglas Forster, President and CEO of Newmarket commented: “We are very pleased to have an exploration executive of John Landmark’s caliber and experience join the Newmarket team as Vice

President, Exploration. John has an international career with extensive experience in a diverse range of executive leadership, technical and advisory roles. His team-building skills and broad experience will be a valuable asset as we maintain our strong foundation of quality gold production and execute our clearly defined asset consolidation strategy. On behalf of the Board of Directors and senior management of  Newmarket I would like to welcome John to our team”.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King
Vice President, Investor Relations
Newmarket Gold, Inc.
T: 778.372.5611
E: rking@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket Gold is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.